SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
 (Amendment No.___)

ALTERRA HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

02146C104
(CUSIP Number)

Bruce C. Young
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
(616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 31, 2000
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 02146C104	13D	Page 2 of 12

(1)	Name of Reporting Person:	EDP Assisted Living Properties, L.L.C.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	9,650,250
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	9,650,250

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 9,650,250*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 30.4%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 3 of 12

(1)	Name of Reporting Person:	Elsa D. Prince

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	222,531
Beneficially Owned	(8)	Shared Voting Power:	10,149,060
By Reporting Person	(9)	Sole Dispositive Power:	222,531
With	(10)	Shared Dispositive Power:	10,149,060

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 10,371,591*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 32.4%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 4 of 12

(1)	Name of Reporting Person:	Robert A. Haveman

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	302,992
Beneficially Owned	(8)	Shared Voting Power:	10,149,060
By Reporting Person	(9)	Sole Dispositive Power:	302,992
With	(10)	Shared Dispositive Power:	10,149,060

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 10,452,052*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 32.7%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

          The following hereby file this report on Schedule 13D with respect to the common stock of Alterra Healthcare Corporation, a Delaware corporation ("Alterra"): EDP Assisted Living Properties, L.L.C., a Michigan limited liability company, Elsa D. Prince, and Robert A. Haveman (collectively the "Reporting Persons").

          RDVEPCO, L.L.C. together with Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C. and other investors have purchased $173 million of convertible senior debentures and convertible preferred shares of Alterra pursuant to a Purchase Agreement entered into as of April 26, 2000 (the "Purchase Agreement"). The closing of the transactions contemplated by the Purchase Agreement occurred on May 31, 2000. The purchase transaction consisted of (i) approximately $168 million of Series A, Series B and Series C convertible senior debentures with a conversion price of $4.00 per share, a 9.75% semi-annual payment-in-kind ("PIK") coupon and a seven year maturity, and (ii) $5.0 million of Series A convertible preferred shares with a conversion price of $4.00 per share and a 9.75% semi-annual PIK dividend and a mandatory redemption in seven years. The Series A debentures and Series A preferred shares are convertible at any time at the investor's option into shares of common stock of Alterra. The Series B debentures are convertible at any time at the investor's option into non-voting Series B preferred shares having rights (other than voting rights) substantially similar to the Company's common stock. Alterra may call the debentures and the Series A preferred shares at any time after three years under certain circumstances relating to the price of its common stock.

          Pursuant to the above-described transaction, RDVEPCO, L.L.C. purchased 1,140,000 shares of the Series A convertible preferred shares with a conversion price of $4.00 per share. The Series A preferred shares are convertible at any time at RDVEPCO, L.L.C.'s option into 1,140,000 shares of common stock of Alterra. In connection with the transaction, RDVEPCO, L.L.C. also purchased $34,041,000 of the Series A convertible senior debentures with a conversion price of $4.00 per share. These Series A debentures are also convertible at any time at RDVEPCO, L.L.C.'s option into shares of common stock of Alterra. In addition, RDVEPCO, L.L.C. purchased certain of the Series B convertible senior debentures with a conversion price of $4.00 per share. The Series B debentures are convertible into non-voting Series B preferred shares and are not convertible into common stock. One of the Reporting Persons, EDP Assisted Living Properties, L.L.C., owns 50% of RDVEPCO, L.L.C., and is therefore deemed to be the beneficial owner of the Series A convertible preferred shares and the convertible debentures held by RDVEPCO, L.L.C.

          The Purchase Agreement was previously filed as part of a Form 8-K by Alterra on May 5, 2000, and is incorporated by reference as an exhibit to this Schedule 13D. Alterra also filed a Form 8-K on June 8, 2000 which included as part of the filing: a First Amendment to Purchase Agreement dated as of May 31, 2000 ("First Amendment"), a Certificate of Designation, Rights and Preferences ("Certificate of Rights"), an Indenture dated as of May 31, 2000 ("Indenture"), Amended and Restated Bylaws of Alterra effective as of May 31, 2000 ("Restated Bylaws"), a Section 2.2(a) Purchase Agreement and Assignment dated as of May 31, 2000 ("Assignment"), a Registration Rights Agreement dated as of May 31, 2000 ("Registration Rights Agreement") and an Amendment to Rights Agreement dated as of May 31, 2000 ("Rights Amendment"), each of which are incorporated by reference as exhibits to this Schedule 13D. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although they disclaim the existence of any such group.

Item 1.	Security and Issuer.

Name of Issuer:

Alterra Healthcare Corporation

Title of Class of Equity Securities:

Common Stock

Address of Issuer's Principal Executive Offices:

10000 Innovation Drive
Suite 300
Milwaukee, Wisconsin 53226

Item 2.	Identity and Background.

          (a) - (c); (f)      Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of the Reporting Persons (as defined above). Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

          The name, state of organization, principal business, address of the principal business and the address of the principal office for each Reporting Person is as follows:

EDP Assisted Living Properties, L.L.C., is a limited liability company organized under the laws of Michigan in 1999. EDP Assisted Living Properties, L.L.C. was formed to invest in RDVEPCO, L.L.C. EDP Assisted Living Properties, L.L.C. and RDV ALTCO, L.L.C. each own 50% of RDVEPCO, L.L.C. The principal business and principal offices of EDP Assisted Living Properties, L.L.C. are currently located at 190 S. River Avenue, Suite 300, Holland, Michigan 49423. EDP Assisted Living Properties, L.L.C. is managed by its members, the Elsa D. Prince Living Trust and Robert A. Haveman. Elsa D. Prince is the sole trustee of the Elsa D. Prince Living Trust.

Elsa D. Prince is a trustee and officer of the Prince Foundation and is also Chairperson of EDP Management Company, L.L.C. Her business address is 190 S. River Avenue, Suite 300, Holland, Michigan 49423. She is a United States citizen.

Robert A. Haveman is President and Treasurer of EDP Management Company, L.L.C., a privately held investment management firm. Mr. Haveman was formerly Secretary/Treasurer of Prince Corporation.. His business address is 190 S. River Avenue, Suite 300, Holland, Michigan 49423. He is a United States citizen.

          (d) - (e)      During the last five years, none of the Reporting Persons or the directors, officers or trustees, as the case may be, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

          The purchase price for the securities purchased by RDVEPCO, L.L.C. and its affiliates or assignees was an aggregate of $131,926,000. Pursuant to the Purchase Agreement, credits against the purchase price were given in the amount of $35,567,330 for assignment to Alterra of membership interests in TPI-HCR, LLC, a Delaware limited liability company and Third Party Investors I, LLC, a Delaware limited liability company. The balance of $96,358,670 was paid using cash from (i) contributions to the capital of RDVEPCO, L.L.C. by its members, (ii) proceeds from the repayment (including interest) of a previous loan from RDVEPCO, L.L.C. to Alterra, and (iii) proceeds from the purchase by Alterra of the interest of RDVEPCO, L.L.C. in an investment in an Alterra affiliate. EDP Assisted Living Properties, L.L.C. made a contribution to the capital of RDVEPCO, L.L.C. in the amount of approximately $22.5 million. These funds were the proceeds of capital contributions to EDP Assisted Living Properties, L.L.C. from its members, the Elsa D. Prince Living Trust and Robert A. Haveman from their personal funds.

Item 4.	Purpose of Transaction.

          The Reporting Persons have acquired the shares of Alterra common stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Alterra's common stock and Alterra's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time-to-time acquire additional shares of Alterra common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Alterra common stock that such Reporting Person now owns or may hereafter acquire.

          In connection with the transactions contemplated by the Purchase Agreement (as defined above), Alterra has increased its board of directors to a total of nine members, with four of the nine directors to be elected by holders of the Series A preferred shares. Contemporaneously with the closing of the transactions contemplated by the Purchase Agreement (which occurred on May 31, 2000), investors purchasing Series A preferred shares elected Messrs. Robert A. Haveman and Jerry L. Tubergen, (both of whom are existing directors of Alterra,) and William E. Colson and William G. Perry, Jr. as directors. In connection with the transactions contemplated by the Purchase Agreement, the Company also adopted Amended and Restated Bylaws effective as of May 31, 2000. The Amended and Restated Bylaws were previously filed as part of a Form 8-K by Alterra on June 8, 2000, and are incorporated by reference as an exhibit to this Schedule 13D. Except as described above in this Schedule 13D and in the exhibits to this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of Alterra or the disposition of securities of Alterra;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alterra or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Alterra or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Alterra, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Alterra;

(f)	Any other material change in Alterra's business or corporate structure;

(g)	Changes in Alterra's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Alterra by any person;

(h)

Causing a class of securities of Alterra to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Alterra becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)      The Reporting Persons collectively may be deemed to beneficially own 10,674,583 shares of the common stock of Alterra, constituting approximately 33.3% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by all Reporting Persons of all outstanding debentures and shares of preferred stock held by such Reporting Persons into shares of Alterra common stock). The Reporting Persons beneficial ownership described above is based on their collective beneficial ownership of 1,140,000 Series A convertible preferred shares, $34,041,000 Series A convertible debentures, and $6,950,000 of 7.0% convertible subordinated debentures, which are convertible at any time at the holder's option into 1,140,000, 8,510,250, and 343,209 shares of Alterra common stock, respectively.

          EDP Assisted Living Properties, L.L.C. may be deemed to beneficially own 9,650,250 shares of the common stock of Alterra, constituting approximately 30.4% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by it into shares of Alterra common stock). EDP Assisted Living Properties, L.L.C.'s beneficial ownership described above is comprised of its beneficial ownership of 1,140,000 Series A convertible preferred shares and $34,041,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 8,510,250 shares of Alterra common stock, respectively.

          Elsa D. Prince may be deemed to beneficially own 10,371,591 shares of the common stock of Alterra, constituting approximately 32.4% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by her into shares of Alterra common stock.) Elsa D. Prince's beneficial ownership described above is based on her beneficial ownership of $5,250,000 of 7.0% convertible subordinated debentures which are convertible at any time at the holder's option into 259,259 shares of Alterra common stock. In addition, his beneficial ownership described above is also based on her beneficial ownership of 1,140,000 Series A convertible preferred shares and $34,041,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 8,510,250 shares of Alterra common stock, respectively. Ms. Prince's beneficial ownership includes 222,531 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by trusts for which Ms. Prince is sole trustee. Ms. Prince's beneficial ownership also includes 498,810 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by several trusts and foundations for which Ms. Prince is a co-trustee.

          Robert A. Haveman may be deemed to beneficially own 10,452,052 shares of the common stock of Alterra, constituting approximately 32.7% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock held by him into shares of Alterra common stock). Robert A. Haveman's beneficial ownership described above is based on his beneficial ownership of $2,950,000 of 7.0% convertible subordinated debentures, which are convertible at any time at the holder's option into 145,678 shares of Alterra common stock. In addition, Robert A. Haveman's beneficial ownership described above is based on his beneficial ownership of options to acquire 28,167 shares of Alterra common stock. The options are exercisable at any time upon his election. In addition, his beneficial ownership described above is also based on his beneficial ownership of 1,140,000 Series A convertible preferred shares and $34,041,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 8,510,250 shares of Alterra common stock, respectively. Mr. Haveman's beneficial ownership includes 59,259 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by a trust for which Mr. Haveman is sole trustee. Mr. Haveman's beneficial ownership also includes 498,810 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by several trusts and foundations for which Mr. Haveman is a co-trustee.

          (b)      EDP Assisted Living Properties, L.L.C. has shared voting and dispositive power over 9,650,250 shares of the common stock of Alterra. EPD Assisted Living Properties, L.L.C.'s shared voting and dispositive power described above is comprised of 9,650,250 shares of common stock (convertible from 1,140,000 shares of Series A preferred stock and from $34,041,000 Series A Debentures) held by RDVEPCO, L.L.C. of which EDP Assisted Living

Properties, L.L.C. is a member and shares voting and dispositive power with the other member, RDV ALTCO, L.L.C.

          Elsa D. Prince has sole voting and dispositive power over 222,531 shares of the common stock of Alterra and shared voting and dispositive power over 10,149,060 shares of the common stock of Alterra. Ms. Prince's sole voting and dispositive power described above includes (i) 197,531 shares of common stock held by the Elsa D. Prince Living Trust dated January 27, 1996 (convertible from $4,000,000 of 7.0% convertible subordinated debentures) for which Ms. Prince is the sole trustee; and (ii) 25,000 shares of common stock held by the Edgar D. Prince Living Trust dated January 27, 1996, for which Ms. Prince is the sole trustee. Ms. Prince's shared voting and dispositive power described above includes (i) 9,650,250 shares of common stock (convertible from 1,140,000 shares of Series A Preferred Stock and $34,041,000 Series A debentures) held by RDVEPCO, L.L.C. for which Ms. Prince has shared voting and dispositive power as a sole trustee of the Elsa D. Prince Living Trust dated January 27, 1996, which is a member of EDP Assisted Living Properties, L.L.C., which is a 50% owner of RDVEPCO, L.L.C.; (ii) 61,728 shares of common stock held by the Prince Charitable Remainder Trust 2 (convertible from $1,250,000 of 7.0% convertible subordinated debentures) for which Ms. Prince is a co-trustee and shares voting and dispositive power with Robert A. Haveman under the Trust; (iii) 353,697 shares of common stock held by the Edgar and Elsa Prince Foundation, a Michigan nonprofit corporation, incorporated in 1977, for which Ms. Prince shares voting and dispositive power with Robert A. Haveman; and (iv) 83,385 shares of common stock held by the HEC Support Fund, a Michigan nonprofit corporation, incorporated in 1990 for which Ms. Prince shares voting and dispositive power with Robert A. Haveman.

          Robert A. Haveman has sole voting and dispositive power over 302,992 shares of the common stock of Alterra and shared voting and dispositive power over 10,149,060 shares of the common stock of Alterra. Mr. Haveman's sole voting and dispositive power described above includes 59,259 shares of common stock (convertible from $1,200,000 7.0% convertible subordinated debentures) held by the EDP Irrevocable Trust dated April 22, 1992, for which Mr. Haveman is sole trustee. Mr. Haveman's shared voting and dispositive power described above includes (i) 61,728 shares of common stock (convertible from $1,250,000 of 7.0% convertible subordinated debentures) held by the Prince Charitable Remainder Trust 2 for which Mr. Haveman is a co-trustee and shares voting and dispositive power with Elsa D. Prince under the Trust; (ii) 353,697 shares of common stock held by the Prince Foundation for which Mr. Haveman shares voting and dispositive power with Elsa D. Prince; (iii) 83,385 shares of common stock held by the HEC Support Fund for which Mr. Haveman shares voting and dispositive power with Elsa D. Prince; and (iv) 9,650,250 shares of common stock (convertible from 1,140,000 shares of Series A Preferred Stock and $34,041,000 Series A debentures) held by RDVEPCO, L.L.C. for which Mr. Haveman has shared voting and dispositive power as a member of EDP Assisted Living Properties, L.L.C., which is a 50% owner of RDVEPCO, L.L.C.

          (c)      The information set forth in the introduction of this Scheduled 13D is incorporated herein by reference.

          (d)      Not applicable.

          (e)      Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See the Purchase Agreement, First Amendment, Certificate of Rights, Indenture, Assignment, Restated Bylaws, Registration Rights Agreement and Rights Amendment, each incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Powers of Attorney
99.2	Joint Filing Agreement
99.3

Purchase Agreement dated as of April 26, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., and Holiday Retirement 2000, L.L.C. (incorporated by reference to Exhibit 99.2 of Alterra's Form 8-K filed on May 5, 2000)

99.4

First Amendment to Purchase Agreement dated as of May 31, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C., the Elsa D. Prince Living Trust and RDV Manor Care, L.L.C. (collectively, the "Purchasers") (incorporated by reference to Exhibit 99.3 of Alterra's Form 8-K filed on June 8, 2000)

99.5

Certificate of Designation, Rights and Preferences of the Series A 9.75% cumulative pay-in-kind preferred stock and the Series B non-voting participating preferred stock of Alterra filed with the Delaware Secretary of State as of May 31, 2000 (incorporated by reference to Exhibit 99.4 of Alterra's Form 8-K filed on June 8, 2000)

99.6

Indenture dated as of May 31, 2000, between Alterra and U.S. Trust Company of Texas, N.A. relating to Alterra's Series A 9.75% convertible pay-in-kind debentures due 2007, Series B 9.75% convertible pay-in-kind debentures due 2007 and Series C 9.75% pay-in-kind debentures due 2007 (incorporated by reference to Exhibit 99.5 of Alterra's Form 8-K filed on June 8, 2000)

99.7	Amended and Restated Bylaws of Alterra effective as of May 31, 2000 (incorporated by reference to Exhibit 99.6 of Alterra's Form 8-K filed on June 8, 2000)
99.8

Registration Rights Agreement dated as of May 31, 2000, between Alterra, the Purchasers and HBK Master Fund, L.P. (incorporated by reference to Exhibit 99.8 of Alterra's Form 8-K filed on June 8, 2000)

99.9	Amendment to Rights Agreement dated May 31, 2000 between Alterra and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.9 of Alterra's Form 8-K filed on June 8, 2000)
99.10

Section 2.2(a) Purchase Agreement and Assignment dated as of May 31, 2000 between Alterra, the Purchasers and HBK Master Fund, L.P. (incorporated by reference to Exhibit 99.7 of Alterra's Form 8-K filed on June 8, 2000).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2000	EDP ASSISTED LIVING PROPERTIES,
L.L.C.

By: ELSA D. PRINCE LIVING TRUST U/A DATED JANUARY 24, 1976, a member

By: /s/ Elsa D. Prince*
Elsa D. Prince
Its: Trustee

By: /s/ Robert A. Haveman*
Robert A. Haveman, a member

Dated: June 12, 2000

/s/ Elsa D. Prince*
Elsa D. Prince

Dated: June 12, 2000

/s/ Robert A. Haveman*
Robert A. Haveman

*By: /s/ Bruce C. Young
Bruce C. Young, Attorney-in-Fact